SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Spartan Acquisition Corp. II
(Name of Issuer)

Class A Common Stock, par value $0.0001 per share
(Title of Class of Securities)

846775104
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 846775104

1	Name of Reporting Persons Spartan Acquisition Sponsor II LLC

Check the Appropriate Box if a Member of a Group
2	(a)	☐

	(b)	☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by	5	Sole Voting Power 0
	6	Shared Voting Power 8,525,000 (1)
Each Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,525,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.8% (3)
12	Type of Reporting Person OO

(1)	The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249430).

(2)	Does not include 9,900,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on the 43,125,000 shares of the Issuer’s common stock outstanding as of November 30, 2020.

CUSIP No. 846775104

1	Name of Reporting Persons Apollo Principal Holdings III GP Ltd

Check the Appropriate Box if a Member of a Group
2	(a)	☐

	(b)	☐

3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by	5	Sole Voting Power 0
	6	Shared Voting Power 8,525,000 (1)
Each Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,525,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.8% (3)
12	Type of Reporting Person FI

(1)	The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249430).

(2)	Does not include 9,900,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on the 43,125,000 shares of the Issuer’s common stock outstanding as of November 30, 2020.

CUSIP No. 846775104

1	Name of Reporting Persons Apollo ANRP Capital Management III, LLC

Check the Appropriate Box if a Member of a Group
2	(a)	☐

	(b)	☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by	5	Sole Voting Power 0
	6	Shared Voting Power 8,525,000 (1)
Each Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,525,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.8% (3)
12	Type of Reporting Person OO

(1)	The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249430).

(2)	Does not include 9,900,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on the 43,125,000 shares of the Issuer’s common stock outstanding as of November 30, 2020.

CUSIP No. 846775104

1	Name of Reporting Persons AP Spartan Energy Holdings II, L.P.

Check the Appropriate Box if a Member of a Group
2	(a)	☐

	(b)	☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by	5	Sole Voting Power 0
	6	Shared Voting Power 8,525,000 (1)
Each Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,525,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.8% (3)
12	Type of Reporting Person PN

(1)	The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249430).

(2)	Does not include 9,900,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on the 43,125,000 shares of the Issuer’s common stock outstanding as of November 30, 2020.

CUSIP No. 846775104

1	Name of Reporting Persons Apollo ANRP Advisors III, L.P.

Check the Appropriate Box if a Member of a Group
2	(a)	☐

	(b)	☐

3	SEC Use Only
4	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by	5	Sole Voting Power 0
	6	Shared Voting Power 8,525,000 (1)
Each Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,525,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.8% (3)
12	Type of Reporting Person FI

(1)	The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249430).

(2)	Does not include 9,900,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on the 43,125,000 shares of the Issuer’s common stock outstanding as of November 30, 2020.

CUSIP No. 846775104

1	Name of Reporting Persons APH Holdings, L.P.

Check the Appropriate Box if a Member of a Group
2	(a)	☐

	(b)	☐

3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by	5	Sole Voting Power 0
	6	Shared Voting Power 8,525,000 (1)
Each Reporting Person With	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 8,525,000 (1)

9	Aggregate Amount Beneficially Owned by Each Reporting Person 8,525,000 (1)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒ (2)
11	Percent of Class Represented by Amount in Row 9 19.8% (3)
12	Type of Reporting Person PN

(1)	The shares reported above are shares of the Issuer’s Class B common stock that are convertible into shares of the Issuer’s Class A common stock and have no expiration date, as described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-249430).

(2)	Does not include 9,900,000 shares of the Issuer’s Class A common stock which may be purchased by exercising warrants that are not presently exercisable.

(3)	The percentage set forth in Row 11 of this Cover Page is based on the 43,125,000 shares of the Issuer’s common stock outstanding as of November 30, 2020.

Item 1.
(a)	Name of Issuer:

Spartan Acquisition Corp. II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

9 West 57th Street, 43rd Floor
New York, NY 10019

Item 2.

(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Spartan Acquisition Sponsor II LLC (“Sponsor”)
Apollo Principal Holdings III GP Ltd
Apollo ANRP Capital Management III, LLC
AP Spartan Energy Holdings II, L.P.
Apollo ANRP Advisors III, L.P.
APH Holdings, L.P.

(b)	Address or Principal Business Office:

The address of each of ANRP Advisors III, L.P. and Apollo Principal Holdings III GP Ltd is c/o Walkers Corporate Limited; Cayman Corporate Centre; 27 Hospital Road; George Town; Grand Cayman KY1-9008. The address of each of Apollo ANRP Capital Management III, LLC and APH Holdings, L.P. is One Manhattanville Road, Suite 201, Purchase, New York, 10577. The address of each of Sponsor and AP Spartan Energy Holdings II, L.P. is 9 West 57th Street, 43rd Floor, New York, New York 10019.

(c)	Citizenship of each Reporting Person is:
Each ANRP Advisors III, L.P and Apollo Principal Holdings III GP Ltd is organized in the Cayman Island. Each of Apollo ANRP Capital Management III, LLC, APH Holdings, L.P., Sponsor and AP Spartan Energy Holdings II, L.P. is organized in Delaware.

(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”).

(e)	CUSIP Number:

846775104

Item 3.
Not applicable.

Item 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of shares of Class A Common Stock of the Issuer as of December 31, 2020, based upon 43,125,000 shares of Class A Common Stock outstanding as of November 30, 2020 and assumes the conversion of the Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”) of the Issuer held by the Reporting Persons into shares of Class A Common Stock on a one-to-one basis.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Spartan Acquisition Sponsor II LLC	8,525,000	19.8%	0	8,525,000	0	8,525,000
Apollo Principal Holdings III GP Ltd	8,525,000	19.8%	0	8,525,000	0	8,525,000
Apollo ANRP Capital Management III, LLC	8,525,000	19.8%	0	8,525,000	0	8,525,000
AP Spartan Energy Holdings II, L.P.	8,525,000	19.8%	0	8,525,000	0	8,525,000
Apollo ANRP Advisors III, L.P.	8,525,000	19.8%	0	8,525,000	0	8,525,000
APH Holdings, L.P.	8,525,000	19.8%	0	8,525,000	0	8,525,000

Sponsor is the record holder of 8,525,000 shares of Class B Common Stock. AP Spartan Energy Holdings II, L.P. is the sole member of Sponsor. Apollo ANRP Advisors III, L.P. is the general partner of AP Spartan Energy Holdings II, L.P.. Apollo ANRP Capital Management III, LLC is the general partner of Apollo ANRP Advisors III, L.P. APH Holdings, L.P. is the sole member of Apollo ANRP Capital Management III, LLC. Apollo Principal Holdings III GP, Ltd. is the general partner of APH Holdings, L.P. Leon Black, Joshua Harris and Marc Rowan are the directors of Apollo Principal Holdings III GP, and as such may be deemed to have voting and dispositive control of the shares of Class A Common Stock held of record by Sponsor.

Each of the reporting persons, and Messrs. Black, Harris and Rowan, disclaims beneficial ownership of any securities reported herein as held by Sponsor, or that may be beneficially owned by any of the other reporting persons, in each case except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that any such entity or person is the beneficial owner of or has any pecuniary interest in, such securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2021

Spartan Acquisition Sponsor II LLC

By:	AP Spartan Energy Holdings II, L.P.,
its sole member

	By:	Apollo ANRP Advisors III, L.P.,
its general partner

		By:	Apollo ANRP Capital Management III, LLC,
its general partner

			By:	APH Holdings, L.P.,
its sole member

				By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

					By:	/s/ Joseph D. Glatt
					Name:	Joseph D. Glatt
					Title:	Vice President

AP Spartan Energy Holdings II, L.P.

By:	Apollo ANRP Advisors III, L.P.,
its general partner

	By:	Apollo ANRP Capital Management III, LLC,
its general partner

		By:	APH Holdings, L.P.,
its sole member

			By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

				By:	/s/ Joseph D. Glatt
				Name:	Joseph D. Glatt
				Title:	Vice President

Apollo ANRP Advisors III, L.P.

By:	Apollo ANRP Capital Management III, LLC,
its general partner

	By:	APH Holdings, L.P.,
its sole member

		By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

			By:	/s/ Joseph D. Glatt
			Name:	Joseph D. Glatt
			Title:	Vice President

Apollo ANRP Capital Management III, LLC

By:	APH Holdings, L.P.,
its sole member

	By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

		By:	/s/ Joseph D. Glatt
		Name:	Joseph D. Glatt
		Title:	Vice President

APH Holdings, L.P.

By:	Apollo Principal Holdings III GP, Ltd.,
its general partner

	By:	/s/ Joseph D. Glatt
	Name:	Joseph D. Glatt
	Title:	Vice President

Apollo Principal Holdings III GP, Ltd.

By:	/s/ Joseph D. Glatt
Name:	Joseph D. Glatt
Title:	Vice President

LIST OF EXHIBITS

Exhibit No.	Description
99	Joint Filing Agreement.